UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 19, 2019

HUDSON GLOBAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-50129	59-3547281
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

53 Forest Avenue, Old Greenwich, CT		06870
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (212) 351-7300

(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On February 19, 2019, Hudson Global, Inc. (the “Company”) issued a press release announcing the Company’s plans to launch a tender offer (the “Tender Offer”) to repurchase for cash up to 3,150,000 shares of its common stock, par value $0.001 per share, at a price of $1.50 per share. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.
(d)	Exhibits
	Exhibit No.	Description
	99.1	Press Release of Hudson Global, Inc. dated February 19, 2019.

Additional Information and Where to Find It

The Tender Offer described in Exhibit 99.1 has not yet commenced. This Form 8-K and the press release included as Exhibit 99.1 are for informational purposes only, and are not a recommendation to buy or sell shares or any other securities, and does not constitute an offer to buy or the solicitation to sell shares or any other securities. The Tender Offer will be made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that the Company expects to file upon commencement with the Securities and Exchange Commission (the “SEC”). Stockholders should read carefully the Offer to Purchase, Letter of Transmittal and related materials (including the documents and information incorporated by reference therein) because they contain important information, including the various terms of, and conditions to, the Tender Offer. Once the Tender Offer is commenced, stockholders will be able to obtain a free copy of the Tender Offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that the Company will be filing with the SEC at the SEC’s website at www.sec.gov. or by calling or emailing InvestorCom, Inc., the information agent for the Tender Offer, at (877) 972-0090 or email info@investor-com.com. Stockholders are urged to read these materials, when available, carefully prior to making any decision with respect to the Tender Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUDSON GLOBAL, INC.

Dated: February 19, 2019	By:	/s/ Jeffrey E. Eberwein
		Name:	Jeffrey E. Eberwein
		Title:	Chief Executive Officer